Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of UTXO Acquisition Inc. (the “Company”) on Amendment No. 3 to the Form S-1 (File No. 333-235992), of our report dated April 1, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of UTXO Acquisition Inc. as of December 31, 2020 and 2019, for the year ended December 31, 2020 and for the period from July 11, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Briggs & Veselka Co.

Briggs & Veselka Co.

Houston, Texas

April 30, 2021